FEDERAL DEPOSIT INSURANCE CORPORATION

                         WASHINGTON, DC  20429

                               Form F-4

                           QUARTERLY REPORT

                        UNDER SECTION 13 OF THE
                  SECURITIES EXCHANGE ACT OF 1934 FOR
                    THE QUARTER ENDED JUNE 30, 1997

                 FDIC Insurance Certificate No. 17944

                        NORWALK SAVINGS SOCIETY
           (Exact name of bank as specified in its charter)

                  48 Wall Street, Norwalk, CT  06852
               (Address of principal executive offices)

                              Connecticut
    (State or other jurisdiction of incorporation or organization)

                              06-0475300
                (I.R.S. Employer Identification Number)

                            (203) 838-4545
            (Bank's telephone number, including area code)


Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate the number of shares outstanding of each of the Bank's classes of common stock, as of the latest practicable date:

              2,442,129 shares of Common Stock, par value
                 $.01 per share as of August 12, 1997

                           TABLE OF CONTENTS




I.    CONSOLIDATED FINANCIAL STATEMENTS                  Page


      A.   Statement of Financial Condition                 1

      B.   Statement of Operations                          2

      C.   Statement of Shareholders' Equity                3

      D.   Statement of Cash Flows                          4

      E.   Notes to Financial Statements                    6


II.   MANAGEMENT'S DISCUSSION AND ANALYSIS
      OF FINANCIAL CONDITION AND RESULTS
      OF OPERATIONS                                        10


III.  SIGNATURES                                           32

      Exhibit A                                            33

                                                NORWALK SAVINGS SOCIETY
                                   CONSOLIDATED STATEMENT OF FINANCIAL CONDITION


                                                                              June 30,             December 31,
                                                                                1997                   1996
                                                                          ------------------   ---------------------
                                                                             (unaudited)
                                                                                     ( $ in thousands )
ASSETS
Cash and due from banks                                                              $9,899                 $14,978
Interest bearing deposits in other banks                                              3,521                   2,373
Federal funds sold                                                                                            1,500
                                                                                    -------
Securities
   Trading, at fair value                                                             2,154                   3,292
   Available for sale, at fair value                                                182,811                 136,809
Loans, net of allowance for credit losses of $ 6,911 as of
  June 30, 1997 & $7,334 as of December 31,1996, respectively)                      443,130                 410,766
Accrued interest receivable                                                           6,165                   4,034
Investment in Federal Home Loan Bank Stock, at cost                                   6,848                   6,184
Other real estate owned, net                                                            485                     858
Bank premisies and equipment, net                                                     3,635                   3,151
Deferred income tax asset, net                                                        1,614                   2,574
Goodwill                                                                              1,687                   1,754
Other assets                                                                          1,719                   1,316
                                                                          ------------------   ---------------------
     Total assets                                                                  $663,668                $589,589
                                                                          ==================   =====================

LIABILITIES
Deposits
   Non interest bearing                                                             $30,514                 $22,479
   Savings, money market and NOW accounts                                           165,052                 156,684
   Time accounts                                                                    239,465                 244,127
                                                                          ------------------   ---------------------
Total deposits                                                                      435,031                 423,290
Borrowed funds                                                                      174,986                 114,043
Accrued expenses and other liabilities                                                1,741                   2,903
                                                                          ------------------   ---------------------
     Total liabilities                                                              611,758                 540,236

SHAREHOLDERS' EQUITY
Preferred stock ($.01 par value, 500,000 shares
   authorized, none outstanding)
                                                                                    -------                 -------
Common stock ($.01 par value, 7,000,000 shares
   authorized, 2,442,129 issued; outstanding 2,410,118
   as of June 30, and 2,397,312 as of December 31,)                                      24                      24
Additional paid-in capital                                                           23,742                  23,545
Retained earnings                                                                    28,167                  26,339
Net unrealized gain (loss) on securities available for sale                             298                   (106)
                                                                          ------------------   ---------------------
                                                                                     52,231                  49,802
Less:  unearned ESOP shares                                                             321                     449
                                                                          ------------------   ---------------------
   Total shareholders' equity                                                        51,910                  49,353
                                                                          ------------------   ---------------------
   Total liabilities and shareholders' equity                                      $663,668                $589,589
                                                                          ==================   =====================

                            SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                         Three months ended                      Six months ended
                                                                                     June 30,
                                                         ---------------------------------------------------------------
( $ in thousands, except shares and per share data )             1997            1996            1997             1996
INTEREST AND DIVIDEND INCOME
Loans, including fees                                           $8,334         $7,249          $16,297          $14,109
Investment securities and other
   Taxable interest                                              2,524          2,628            5,098            4,752
   Dividends                                                       321             85              629              176
                                                         ---------------------------------------------------------------
   Total                                                        11,179          9,962           22,024           19,037
                                                         ---------------------------------------------------------------

INTEREST EXPENSE
Deposits                                                         4,293          3,828            8,508            7,613
Borrowed funds                                                   2,308          1,822            4,278            3,013
                                                         ---------------------------------------------------------------
   Total                                                         6,601          5,650           12,786           10,626
                                                         ---------------------------------------------------------------

NET INTEREST INCOME                                              4,578          4,312            9,238            8,411
Provision for credit losses                                       ----            405             ----              805
                                                         ---------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION
FOR CREDIT LOSSES                                                4,578          3,907            9,238            7,606
                                                         ---------------------------------------------------------------

NON-INTEREST INCOME
Customer service fees                                              205            158              406              328
Loan servicing fees                                                116            164              232              256
Trust department fees                                              137            148              278              278
Net gain on sale of securities                                     161            636              186              761
Credit card fees                                                   393           ----              687             ----
Other                                                              250             43              333              147
                                                         ---------------------------------------------------------------
   Total non-interest income                                     1,262          1,149            2,122            1,770
                                                         ---------------------------------------------------------------

NON-INTEREST EXPENSE
Compensation and benefits                                        1,835          1,699            3,707            3,453
Occupancy, equipment & data processing                             648            538            1,320            1,092
Regulatory assessments                                              13              2               28                6
OREO holding costs and expenses                                     14             86               98              214
Sale of OREO, (gains) losses, net                                 (28)            354            (208)              492
Credit card expense                                                298           ----              545             ----
Goodwill amortization                                               81           ----              162             ----
Other                                                            1,052            945            2,046            1,763
                                                         ---------------------------------------------------------------
   Total non-interest expense                                    3,913          3,624            7,698            7,020
                                                         ---------------------------------------------------------------

EARNINGS BEFORE INCOME TAXES                                     1,927          1,432            3,662            2,356
Provision for income taxes                                         777             17            1,468               22

                                                         ---------------------------------------------------------------
NET EARNINGS                                                    $1,150         $1,415           $2,194           $2,334
                                                         ===============================================================

EARNINGS PER SHARE
                                                                 $0.48          $0.60            $0.91            $0.99
                                                         ===============================================================


Weighted average shares outstanding (excluding
shares committed to ESOP)
                                                             2,406,841      2,375,828        2,403,639        2,371,934

           SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                           NORWALK SAVINGS SOCIETY
                               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                 (Unaudited)

                                                                           Unrealized
                                                      Additional             Gains     Unearned      Total
                                             Common   Paid-in    Retained  (Losses)      ESOP     Shareholders'
                                                                               on
                                  Shares      Stock   Capital    Earnings  Securities   Shares      Equity
                                 ---------- -------------------  --------- ----------- -----------------------
                                ($ in thousands)


Balance - December 31,1994       2,329,670        $24  $22,838    $16,225      ($603)    ($971)       $37,513
Net Earnings                                                        4,778                               4,778
ESOP shares committed for
   release                          26,556                 168                              266           434
Stock options exercised              8,494                 127                                            127
Adjustment of unrealized
    gains, net                                                                    743                     743
                                 ---------- -------------------  --------- ----------- ---------  ------------
Balance - December 31,1995       2,364,720        $24  $23,133    $21,003        $140    ($705)       $43,595
                                 ---------- -------------------  --------- ----------- ---------  ------------

Net Earnings                                                        5,702                               5,702
Adjustment of unrealized
    gains (losses), net                                                         (246)                   (246)
Stock options exercised              6,665                 103                                            103
Shares distributed to Advisory
    Board                              230                   5                                              5
Dividends paid                                                      (366)                               (366)
ESOP shares committed to be
released                            25,697                 304                              256           560
                                 ---------- -------------------  --------- ----------- ---------  ------------

Balance - December 31,1996       2,397,312        $24  $23,545    $26,339      ($106)    ($449)       $49,353
                                 ---------- -------------------  --------- ----------- ---------  ------------

Net Earnings                                                        2,194                               2,194
Adjustment of unrealized
    gains (losses), net                                                           610                     610
Tax effect of AFS                                                               (206)                   (206)
Dividends paid                                                      (366)                               (366)
ESOP shares committed to be
released                            12,806                 197                              128           325
                                 ---------- -------------------  --------- ----------- ---------  ------------

Balance - June 30,1997           2,410,118        $24  $23,742    $28,167        $298    ($321)       $51,910
                                 ========== ===================  ========= =========== =========  ============



                  SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                            NORWALK SAVINGS SOCIETY
                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                  (Unaudited)

                                                                               Six months ended:
                                                                        June 30,
                                                                   ----------------------------------------------
                                                                          1997                       1996
                                                                   --------------------       -------------------
                                                                                   ($ in thousands)
Cash Flows from Operating Activities
Net Earnings                                                                    $2,194                    $2,334
                                                                               -------                    ------
Adjustments to Reconcile net earnings
   to cash provided (used) by operating activities
           Provision for Credit Losses                                            ----                       805
           Provision for Estimated OREO Losses                                    ----                      ----
           Deferred Income Tax                                                     680                      ----
           Provision for ESOP Benefit Cost                                         206                      ----
           Depreciation and Amortization                                           309                       255
           Goodwill Amortization                                                   162                      ----
           Net Amortization (Accretion) of Discounts and
              Premiums on Securities                                               317                       261
           Net (Gains) Losses on Sales of Loans & Investments                      (50)                     (761)
           Net (Gains) Losses on Sales of OREO                                    (208)                      492
           Net Decrease in Trading Securities                                    1,137                      ----
           (Increase) in Accrued Interest Receivable                              (979)                   (1,629)
           (Increase) in Other Assets                                           (1,194)                      (54)
           (Decrease) in Accrued Expense and Other Liabilities                    (645)                     (245)
                                                                                  -----                     -----
                Total Adjustments                                                 (265)                     (876)
                                                                                 -----                     -----
           Net Cash Provided By (Applied to) Operating Activities                1,929                     1,458
                                                                                ------                     -----

Cash Flows from Investing Activities
Proceeds from:
           Sales of Loans, Investments & Mortgage Backed                        47,065                    20,692
           Securities
           Maturities of Investments & Mortgage Backed Securities                9,005                    16,429
           Sales of Other Real Estate Owned                                        939                     1,954
Purchases of Investment & Mortgage Backed Securities                          (102,320)                  (73,724)
Net Increase in Loans                                                          (33,002)                  (53,450)
Additions to OREO                                                                 ----                      (110)
Additions to Goodwill                                                              (95)                     ----
Additions to Bank Premises & Equipment                                            (872)                     (391)
                                                                                 -----                     -----
           Net Cash Provided by (Applied to) Investing Activities              (79,280)                  (88,600)
                                                                              --------                  --------

Cash Flows from Financing Activities
Net Increase in Deposits                                                        11,343                    23,502
Repayments of ESOP borrowing                                                       (96)                     (121)
Cash Dividends                                                                    (366)                     (120)
Securities Sold under Repurchase Agreements                                     29,500                    36,650
Repayments of Repurchase Agreements                                            (21,200)                   (4,900)
Advances from FHLB of Boston                                                   116,854                    87,750
Repayments of Advances from FHLB of Boston                                     (64,115)                  (48,896)
Proceeds from Exercise of Stock Options                                           ----                       106
                                                                               -------                    ------
           Net Cash Provided by (Applied to) Financing Activities               71,920                    93,971
                                                                               -------                    ------

Increase (Decrease) in Cash and Cash Equivalents                                (5,431)                    6,829
Cash and Cash Equivalents - Beginning                                           18,851                    18,628
                                                                               -------                    ------
Cash and Cash Equivalents - Ending                                             $13,420                   $25,457
                                                                              ========                   =======


               SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        4

                                   NORWALK SAVINGS SOCIETY
                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                          (Unaudited)


                                                                     Six months ended:

                                                                          June 30,

                                                             -----------------------------------
                                                                   1997                 1996
                                                             ------------------   --------------
                                                                      ($ in thousands)
SUPPLEMENTAL DISCLOSURES of CASH FLOW INFORMATION

Cash Paid During the Period For:

         Interest                                                      $12,740          $10,626
                                                             ==================   ==============
         Income Taxes                                                   $1,468               $5
                                                             ==================   ==============

Non-Cash Investing and Financing Activities:

         Transfer from Loans to OREO                                      $681           $1,273
                                                             ==================   ==============
         Loans originated in connection with sale of OREO                 $324             $670
                                                             ==================   ==============

























                  SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        NORWALK SAVINGS SOCIETY

              NOTES  TO   CONSOLIDATED   FINANCIAL   STATEMENTS  June  30,  1997
            (unaudited) and December 31, 1996



NOTE 1 - NATURE OF BUSINESS AND REGULATIONS
-------------------------------------------

The Norwalk Savings Society (Bank) provides a full range of banking services to its local area customers. The Bank is subject to competition from various other financial institutions, and is also subject to the regulations of certain federal and state agencies and undergoes periodic examination by those regulatory authorities.

The following summarizes the Bank's capital ratios at June 30, 1997, and December 31, 1996:

                                                Actual
                                            --------------
                                            June 30,      Dec. 31,
                               Required     1997          1996
                               --------     ------        --------
Tier 1 risk-based capital        4.0%        13.9%          15.7%
Total risk-based capital         8.0%        15.3%          17.0%
Tier 1 leverage capital          4.0%-5.0%    7.8%           7.9%


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------

The condensed consolidated financial statements in this report have not been audited, with the exception of the information derived from the Consolidated Statement of Financial Condition as of December 31, 1996, which information should be read in conjunction with the Bank's audited financial statements and footnotes thereto included in the Bank's Annual Report to Shareholders for the year ended December 31, 1996.

The consolidated financial statements include the accounts of the Bank and its wholly owned subsidiary, NSS Realty Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation. In the opinion of management, all adjustments necessary for a fair presentation of financial position and results of operations for the interim periods presented have been made, and all such adjustments are of a normal recurring nature.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition and income and expenses for the periods presented. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term related to the determination of the allowance for credit losses and the valuation of other real estate owned ("OREO"). In addition, various regulatory agencies, as an integral part of their examination process, periodically review the

Bank's allowances for losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgment of information available to them at the time of their examination.

Effective January 1, 1993, the Bank adopted SFAS 109, "Accounting for Income Taxes", without applying its provisions to prior years. There was no impact on the Bank's consolidated statement of operations for the year ended December 31, 1993 from the cumulative effect of the change in the method of accounting for income taxes, due primarily to the Bank's net operating loss carryforward position.

During the years 1993 and 1994, the Bank reflected a full valuation allowance against its net deferred tax assets due to significant net operating loss carryovers and uncertainty over the Bank's ability to generate sufficient and consistent future taxable income to be able to support recognition of any portion of its net deferred tax assets.

During the first calendar quarter of the year ended December 31, 1995, management reviewed its current projections for future profitability and estimated that a portion of the Bank's net deferred income tax asset as of December 31, 1994 could be recognized in the amount of $1.2 million. The amount was recognized through a partial adjustment of the valuation allowance for the portion of the net deferred income tax asset attributable to a net operating loss carry-forward benefit which management was of the opinion was realizable during the year ended December 31, 1995. At December 31, 1995, management again reviewed its current projections of future profitability and determined that $1.2 million of net deferred income tax asset was more likely than not realizable in the future.

During the fourth quarter of 1996, management reviewed the Bank's estimated profitability for the year ended December 31, 1996 and, on a projected basis, for the year ending December 31, 1997. Based on this review, management determined that it was more likely than not that the Bank's net deferred tax assets, including available future net operating loss benefits of approximately $1.1 million, as of December 31, 1996 were realizable, and therefore, reversed the existing valuation allowance against net deferred tax assets. Realization of the Bank's net deferred tax assets is dependent, however, on various factors and is not assured.

Effective January 1, 1994, the Bank applied the provisions of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". Under this pronouncement, investment securities are classified into one of three categories: held to maturity, available-for-sale or trading. The classification is based upon management's intended holding period and, in the case of held-to-maturity, the ability to hold the securities to maturity. Investments classified as held-to-maturity are carried at amortized cost. Investments classified as available for sale are carried at fair value with unrealized gain or loss reported as a separate component of retained earnings, net of applicable income tax. Trading securities are carried at fair value with unrealized gains or losses included in earnings.

The Financial Accounting Standards Board issued a "Special Report" in November 1995. "A Guide to Implementation of SFAS 115". This guide provided additional guidance as to the criteria for the financial statement classifications prescribed in SFAS 115. As a result of this additional guidance, the Bank could reassess the appropriateness of the classification of all its securities held. In December 1995, the Bank reclassified securities Held-to-Maturity with an aggregate amortized cost approximating $37.0 million to the classification of Available-for-Sale at a fair value approximating $36.6 million. During the year ended December 31, 1996, the Bank transferred securities Available-for-sale with a carrying basis of approximately $2.2 million to the classification of Trading and securities Held-to-Maturity with an amortized cost of approximately $30.5 million to the classification of Available-for-sale at their fair value of approximately $30.6
million.   The  transfer  of
securities Held-to-maturity to the classification of Available-for-sale was the result of management's assessment that there was no longer a positive intent to hold these securities to maturity based on management's revised asset/liability management strategies. The gain or loss on investments sold is computed by the specific identification method.

Effective January 1, 1995, the Bank implemented the provisions of SFAS Nos. 114/118, "Accounting by Creditors for Impairment of a Loan" (SFAS 114/118). The basic provisions of these statements eliminate the financial statement classification of in-substance foreclosed assets as OREO, resulting in the classification of such assets and related specific allowance for credit losses as Loans receivable. Additionally, these statements address the accounting for loans considered impaired and the recognition of impairment. A loan is considered impaired when, in management's judgment, current information and events indicate it is probable that collection of all amounts due according to the contractual terms of the loan agreement will not be met.. The provisions of these statements are prospective, with any adjustments resulting from initial application reflected as an adjustment to the provision for credit losses.

Insubstance foreclosed assets prior to January 1, 1995 have been reclassified to Loans receivable for comparability purposes. The effect on the accompanying Consolidated Financial Statements of adopting SFAS 114/118 was not significant. Effective January 1, 1996, the Bank has implemented the provisions of SFAS Nos. 121 and 122, which implementation had no significant effect on the Bank's financial condition or results of operations at and for the three and six month periods ended June 30, 1997 and 1996, or at and for the year ended December 31, 1996.


NOTE 3 - SUPPLEMENTAL DISCLOSURES
---------------------------------

Additional information and supporting disclosures as to investment securities, loans, other real estate owned and related allowances for losses are included in Management's Discussion and Analysis.


NOTE 4 - OTHER SIGNIFICANT MATTERS
----------------------------------

On February 23, 1994, the Board of Directors unanimously adopted and approved the Bank's plan of Conversion (Conversion) to convert from a Connecticut-chartered mutual to a Connecticut-chartered capital stock savings bank through amendment of its mutual charter and the sale of common stock to the Bank's depositors and others.

The Bank commenced its subscription offering on May 4, 1994, and concluded the offering on June 9, 1994. A total of 2,426,740 shares were issued on June 15, 1994, the effective issuance date of the securities.

As part of the Conversion, the Board of Directors adopted a tax-qualified employee stock ownership plan (ESOP). The ESOP Trustee borrowed the funds to purchase Conversion stock in an amount equal to 5% of the total number of shares issued in the Conversion. The Trustee for the ESOP acquired 121,337 shares in connection with the stock conversion through the subscription offering. The shares were purchased with a loan obtained from a third party, guaranteed by the Bank, reflected as "Other Borrowings" on the Consolidated Statement of Financial Condition.

In addition, the Board adopted stock option plans for the benefit of the employees and directors of the Bank (Plans). The stock option plans became effective as a result of the approval by the Bank's stockholders on April 25, 1995. The number of shares reserved for the plans was 169,872 for the Employee Plan and 72,802 for the Director Plan as of March 31, 1996. At the April 1996 Annual Meeting, shareholders approved an amendment of the 1994 Employee Stock Option Plan to increase the number of shares of common stock subject to the Plan by 100,000 from 169, 872 to 269,872 shares. In addition, the shareholders approved an amendment to the 1994 Director Stock Option Plan to (i) increase the number of option shares granted to each director per year from 1,000 shares to 2,000 shares (effective immediately) following the 1996 Annual Meeting and (ii) increase the total number of shares subject to the Plan by 50,000 from 72,802 to 122, 802 shares.

At the time of Conversion, the Bank established a liquidation account in an amount equal to its Retained Earnings as of that date. The liquidation account will be maintained for a period of ten years from the date of the Conversion for the benefit of eligible account holders who continue to maintain their accounts in the Bank after Conversion. In the event of a complete liquidation ( and only in such an unlikely event), each eligible account holder would be entitled to receive a liquidation distribution equal to the current amount in their subaccount balance.

The Bank may not declare or pay dividends on its stock if such declaration and payment would violate statutory or regulatory requirements.

In the event transactions resulting from the Conversion or from future events unrelated to the Conversion occur, causing an "ownership change", as defined by the Internal Revenue Code, the Bank's ability to realize all of the deferred tax assets attributable to net operating loss carryforwards may be limited.

On July 23, 1997, the NSS Board of Directors declared a cash dividend of ten cents ($.10) per share to common shareholders of record August 8, 1997 and payable on August 27, 1997.


NOTE 5 - NEW BRANCH
-------------------

The Bank has recently opened a full service branch office at 1089 Post Road in Darien, Connecticut.


NOTE 6 - PROPOSED HOLDING COMPANY
---------------------------------

In January 1997 the Bank's Board of Directors authorized management to pursue the formation of a holding company. Stockholders voted in favor of this matter at the Annual Meeting on May 20, 1997. An application to form a bank holding company was submitted in June to the Federal Reserve Bank. On July 24, 1997, the Federal Reserve Bank of New York granted NSS approval to form NSS Bancorp which will be the parent company of Norwalk Savings Society and other subsidiaries. The approval requires the incorporation of the holding company not later than October 24, 1997.

                 MANAGEMENT'S DISCUSSION AND ANALYSIS

                               Overview
                               --------

Norwalk Savings Society reported second quarter 1997 net earnings of $1.2 million or $0.48 per share. Net earnings for the six months ended June 30, 1997 were $2.2 million or $0.91 per share.

The Bank declared a quarterly dividend of ten cents per share, payable to shareholders of record as of the close of business on August 8, 1997.

The tier one leverage capital ratio was 7.76% as of June 30, 1997, continuing to qualify the Bank as "well capitalized" according to standards established by the Federal Deposit Insurance Corporation ("FDIC").

Asset quality showed significant improvement during the second quarter. Non-performing assets, comprised of non-accrual and restructured loans (collectively "non-performing loans"), and other real estate owned, were $9.0 million or 1.35% of total assets.




                         RESULTS OF OPERATIONS
                         ---------------------

      Comparison of Operating Results for the Three Months Ended
      ----------------------------------------------------------
                          June 30, 1997 and 1996.
                          -----------------------

Operations
----------

Pre-tax earnings for the three months ended June 30, 1997 were $1.9 million compared to $1.4 million for the comparable period in 1996, representing a 35% increase. As a result of the 1996 recognition of all remaining tax benefits associated with the tax loss carryforwards, 1997 earnings are fully taxable. The net earnings for the three months ended June 30, 1997 were $1.2 million or $0.48 per share compared to $1.4 million or $0.60 per share for the comparable period in 1996, a 19% decrease in net earnings.


Net Interest Income
-------------------

Net interest income, which is the primary source of income for the Bank, is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings.

Net interest income was $4.6 million for the three months ended June 30, 1997 compared to $4.3 million for the same period last year. The increase in net interest income of $266,000 for the three months ended June 30, 1997 compared to the three months ended June 30, 1996 resulted from a $1.2 million increase in interest income offset by a $1.0 million increase in interest expense.

The improvement in interest income is primarily a result of the increased level of earning assets, particularly in the loan portfolio. In addition, the Bank began investing in quality rated preferred stocks which are classified in the marketable equity securities category. These issues have a callable feature which approximates five years for the total portfolio. If not called, the dividend rate converts to an adjustable rate tied to a margin over treasury securities. In addition, the dividends qualify for the dividend received deduction and each issue carries a protection feature which equalizes the owner to the current dividend received deduction (DRD) (presently 70 percent federally tax free) in the event that DRD is adjusted by Congress. This preferred stock portfolio amounted to $34.1 million fair value as of June 30, 1997, with a weighted average yield of 6.1% and a taxable equivalent yield approximating 8.9%. To a much lesser extent, the benefit was also derived from upward interest rate increases on the Bank's loans and securities portfolios. Average interest-earning assets improved to $619.7 million for the three months ended June 30, 1997, compared to $551.5 million for the same period in 1996. The continued growth of interest-earning assets was attributable to loan growth, funded primarily by sales and paydowns of mortgage backed securities, reduced levels of non-performing assets, and increased levels of Federal Home Loan Bank and other borrowings. Overall, the average interest rate on earning assets for the three months ended June 30, 1997 and 1996 was 7.22%. The most significant improvement in interest rates came in the investment and mortgage backed securities portfolios, reflecting the Bank's movement into longer term Federal Agency securities as well as taking advantage of the lower trending interest rate market and timing sales and swaps of securities.

Interest expense increased to $6.6 million for the three months ended June 30, 1997 from $5.7 million for the comparable period last year. The $951,000 increase was primarily a result of the higher balances of interest bearing liabilities combined with the Bank's cost of funds increasing 29 basis points to the second quarter's level of 4.73% from 4.44% last year. The cost of funds associated  with  deposits  increased  33 basis  points  while the cost of funds associated with borrowings showed a minimal decline of 9 basis points. The "market" for borrowings or wholesale funding continues to be extremely competitive and the reduced rate is reflective of that environment.

Overall, the Bank's net interest margin declined modestly to 2.95% for the three months ended June 30, 1997 compared to 3.13% for the comparable period in 1996.

The following table summarizes the Bank's net interest income and net yield on average interest-earning assets. Non-accruing loans for the purpose of this analysis are included in average loans outstanding during the periods indicated. For the purpose of this computation, daily average amounts were used to compute average balances.

TABLE 1
                                      Three Months Ended June 30, 1997
                                Compared to Three Months Ended June 30, 1996


($ thousands)                                    1997                                  1996

--------------------------------------------------------------------  ----------------------------------------
                                    Average                 Average     Average                   Average
                                    balance      Interest    rate       balance      Interest      rate
--------------------------------------------------------------------  ----------------------------------------
Interest-earning assets
Loans receivable                     $437,105       $8,334     7.63 %     $384,490      $7,249         7.54 %
Investment securities                  50,849          957     7.53         36,077         643         7.13
Mortgage backed securities             85,827        1,487     6.93        115,419       1,903         6.60
Short term investments                 11,392          167     5.86          7,661         102         5.33
Marketable equity investments          34,548          234     2.71          7,899          65         3.29
                                   -----------  -----------           ------------- -----------
Total interest-earning assets         619,721       11,179     7.22 %      551,546       9,962         7.22 %
                                   -----------  ----------- --------  ------------- ----------- ------------


Non-interest-earning assets

Cash and cash equivalents              10,167                               12,621
Accrued interest receivable             5,849                                4,807
Premises and equipment                  3,484                                3,335
Other                                   6,519                                9,194
Less:  Allowance for credit            (7,128)                              (4,369)
losses
                                   -----------                        -------------
Total non-interest-earning             18,891                               25,588
assets
                                   -----------                        -------------
Total assets                         $638,612                             $577,134
                                   ===========                        =============


Interest-bearing liabilities
Deposits
   Regular savings & NOW              $62,181         $254     1.63 %      $58,598        $209         1.43 %
   Super savings & money market        95,616          769     3.22        109,052         735         2.70
   Time                               238,810        3,241     5.43        214,968       2,856         5.31
                                   -----------  ------------        --------------- -----------
   Total deposits                     396,607        4,264     4.30        382,618       3,800         3.97
Borrowings                            157,643        2,308     5.86        122,474       1,822         5.95
Mortgage escrow deposits                4,094           29     2.83          3,768          28         2.97
                                   -----------  -----------         --------------- -----------
 Total interest-bearing               558,344        6,601     4.73 %      508,860       5,650         4.44 %
liabilities
                                   -----------  ----------- --------  ------------- ----------- ------------

Non-interest-bearing liabilities
Non-interest-bearing deposits          27,429                               22,508
Other liabilities                       1,833                                1,162
                                   -----------                        -------------
 Total non-interest-bearing            29,262                               23,670
liabilities
                                   -----------                        -------------

Shareholders' equity                   51,006                               44,604
                                   -----------                        -------------

 Total liabilities &                 $638,612                             $577,134
shareholders' equity
                                   ===========                        =============

Net interest-earning assets
and interest rate spread              $61,377                  2.49 %      $42,686                     2.78 %
                                   ===========              --------  =============             ------------

Net interest income & net yield
on
average interest-earning assets                     $4,578     2.95 %                   $4,312         3.13 %
                                                =========== ========                =========== ============

                                        12

Rate / Volume Analysis
----------------------

The following table presents the changes in interest and dividend income and the changes in interest expense attributable to changes in interest rates or changes in volume of interest-bearing assets and interest-bearing liabilities during the periods indicated. Changes which are attributable to both rate and volume have been allocated proportionately.


TABLE 2
                        Three Months Ended June 30, 1997
                         Compared to Three Months Ended
                                  June 30, 1996


                                               RATE        VOLUME          NET
                                                     ($ thousands)        CHANGE
INTEREST INCOME:

Loans receivable                                $87           $998       $1,085
Mortgage-backed securities                       91           (507)        (416)
Short term investments                           11             54           65
Investment securities                            25            458          483
                                                ---           ----          ---

Total                                           214          1,003        1,217
                                               ----         ------        -----


INTEREST EXPENSE:

Deposits
   Savings & NOW                                (31)           (14)         (45)
   Super savings & money market                   0            (34)         (34)
   Time                                         (65)          (320)        (385)
                                               ----          -----         -----
Total deposits                                  (96)          (368)        (464)

Borrowings                                       28           (514)        (486)
Mortgage escrow deposits                          1             (2)          (1)
                                                 --            ---          ---

Total                                           (67)          (884)        (951)
                                               ----          -----        -----

NET INTEREST INCOME                            $147           $119         $266
                                            ========  =============   ==========


Provision for Credit Losses
---------------------------

There was no provision for credit losses for the three months ended June 30, 1997 compared to $405,000 for the comparable period in 1996. The balance in the allowance for credit losses account as of as of June 30, 1997 was $6.9 million providing 81.6% coverage of non-performing loans and 1.6% of total loans. In comparison, the allowance for credit losses account balance at June 30, 1996 was $4.2 million, providing a coverage ratio of 40.3% of non-performing loans and 1.0% of total loans.

Although there was no provision for credit losses for the three months ended June 30, 1997, it is management's opinion that the allowance for credit losses is adequate based upon its review of the asset mix, the level of delinquencies, reduced levels of chargeoff, significant levels of recoveries, and the higher coverage of nonperforming loans.


Non-Interest Income
-------------------

Non-Interest income consists of service charges and fees, fees derived from servicing of loans, net realized gains on sale of securities, as well as fees derived from the Bank's Trust Department, and, since the acquisition of Fairfield First Bank and Trust in July 1996 fee income generated by the credit card operation.

Non-Interest income for the three months ended June 30, 1997, was $1.3 million, compared to $1.1 million for the comparable period of 1996. Fees from deposit accounts were up a total of $47,000 or 29.7% in the current quarter compared to a year ago as the Bank continues to concentrate on the generation of fee income through expanded commercial relationships. Fees from credit card services, aggregating $393,000 for the three months ended June 30, 1997 primarily derived from the merchant credit card business, are new since July of 1996 and have continually increased since the Bank acquired the business and introduced this new service to existing customers.

Non-Interest income for the three months ended June 30, 1996 included a $627,000 gain on the Bank's investment in Hometown Bancorporation which was liquidated shortly after the planned acquisition announcement by HUBCO, Inc. in April, 1996.


Non-Interest Expense
--------------------

Non-Interest expense is comprised of general and administrative expenses incurred in managing the business of the Bank and costs associated with managing and selling OREO properties.

The following table indicates the elements of non-interest expense including OREO related expense which is directly related to the level of non-performing assets.


NON-INTEREST EXPENSE                     Three months ended:
--------------------                     ------------------
                                              June 30,

                                         1997           1996
                                         ----           ----
                                            (in thousands)

Compensation                             $1,360       $1,260
Employee benefits                           475          439
Occupancy,Equipment & Data Processing       648          538
Regulatory assessments                       13            2
Marketing                                   158          193
Goodwill amortization                        81          ---
Legal & professional                        166          159
Office supplies                             155          139
Credit card expense                         298          ---
Insurance                                    32           55
Other                                       541          399
                                            ---        -----
      Total operating expense             3,927        3,184
                                          -----        -----

Net OREO holding costs & expenses            14           86
Sale of OREO, (gains) losses, net           (28)         354
Provision for estimated OREO losses        ----         ----
      Total OREO related expense            (14)         440
                                           ----         ----
Total non-interest expense               $3,913       $3,624
                                          -----        -----

Non-interest expense was $3.9 million for the three months ended June 30, 1997 compared to $3.6 million for the same period in 1996. Of the total net increase of $289,000, $379,000 was attributable to recurring expenses in 1997 that did not exist in the comparable period of 1996, such as goodwill amortization and credit card expenses. Additionally, compensation and benefits increased $136,000 from the comparable period in 1996 as a result of increased staff levels in commercial lending and the newly established credit card department as a result of the FFB&T acquisition. Offsetting the increase were substantially lower costs associated with OREO expense. The total cost associated with OREO favorably impacting non-interest expense for the three months ended June 30, 1997 was a net gain of $14,000 compared to net costs of $440,000 for the same period in 1996. The decline in OREO related expense is directly a result of the substantial reduction of properties in the OREO portfolio.

Other operating expense accounts such as equipment, data processing, office supplies, and legal and professional fees increased, reflecting higher levels of the volume of the business. Regulatory assessments reflected the nominal assessment by the regulatory agencies as a result of the recent reduction in the insurance premium. NSS continues to qualify under the F.D.I.C.'s "well capitalized" status which carries the lowest possible rate of F.D.I.C. insurance.

Other non-interest expense increased to $541,000 for the quarter ended June 30, 1997 from $399,000 a year ago primarily as a result of additional expenses incurred with higher levels of residential and commercial loan volume.


Provision for Income Taxes
--------------------------

The current provision for income taxes during the three months ended June 30, 1997 represents estimated taxes owed based on taxable earnings subject to taxation at a combined state and federal rate of approximately 40%. The provision for income taxes for the three months ended June 30, 1996 represented estimated minimum state income tax requirements for the periods as both federal and state income tax liabilities were offset by loss carryforwards. As of December 31, 1996, the Bank recognized the deferred tax benefits of all of its available net operating loss carryforwards.

                         RESULTS OF OPERATIONS

       Comparison of Operating Results for the Six Months Ended
       --------------------------------------------------------
                          June 30, 1997 and 1996.
                          -----------------------



Operations
----------

The net earnings for the six months ended June 30, 1997 were $2.2 million or $0.91 per share compared to net earnings of $2.3 million or $.99 per share for the six months ended June 30, 1996. The first six months earnings for 1997 were fully taxable compared to fully tax sheltered earnings during the first six months of 1996.


Net Interest Income
-------------------

Net interest income, which is the primary source of income for the Bank, is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings.

Net interest income was $9.2 million for the six months ended June 30, 1997 compared to $8.4 million for the same period last year. The increase in net interest income of $0.8 million from the six months ended June 30, 1996 resulted from a $3.0 million increase in interest income offset by a $2.2 million increase in interest expense.

The improvement in interest income is primarily a result of the increased level of earning assets, principally loans, and to a lesser extent, marketable equity securities. The total securities portfolio reflected interest rate improvements primarily as a result of the Bank moving to a longer term strategy in that portfolio. Average interest earning assets improved to $603.9 million for the first six months of 1997 compared to $525.6 million for the same period in 1996. Funds generated by deposit growth, dispositions of non-performing assets, and Federal Home Loan Bank and other borrowings, all contributed to the growth in earning assets. The average interest rate on earning assets for the six months ended June 30, 1997 rose to 7.29% from 7.24% for the same period last year.

Interest expense increased to $12.8 million for the six months ended June 30, 1997 from $10.6 million for the comparable period last year. The $2.2 million increase was primarily attributable to the higher balances of interest bearing liabilities. For the six months ended June 30, 1997, the Bank's cost of funds increased 30 basis points to 4.70% from 4.40% last year.

Overall, the Bank experienced a modest decline in net interest margin of 14 basis points to 3.06% for the six months ended June 30, 1997 from 3.20% for the comparable period in 1996.

Table 3 summarizes the Bank's net interest income and net yield on average interest-earning assets. Non-accruing loans for the purpose of this analysis are included in average loans outstanding during the periods indicated. For the purpose of this computation, daily average amounts were used to compute average balances.

TABLE 3
                                         Six Months Ended June 30, 1997
                                   Compared to Six Months Ended June 30, 1996
($ thousands)                                        1997                                  1996
-----------------------------------------------------------------------------------------------------------------
                                       Average                  Average      Average                  Average
                                       balance     Interest      rate        balance     Interest       rate
-----------------------------------------------------------------------------------------------------------------
Interest-earning assets
Loans receivable                        $429,410     $16,297        7.59 %    $373,861     $14,109        7.55 %
Investment securities                     45,357       1,656        7.30        33,077       1,144        6.92
Mortgage backed securities                90,978       3,253        7.15       106,031       3,537        6.67
Short term investments                    11,684         364        6.23         5,573         148        5.31
Marketable equity investments             26,477         454        3.43         7,070          99        2.80
                                         -------        ----                    ------         ---
Total interest-earning assets            603,906      22,024        7.29  %    525,612      19,037        7.24  %
                                        --------     -------       -----      --------     -------       -----


Non-interest-earning assets

Cash and cash equivalents                 12,439                                11,366
Accrued interest receivable                5,100                                 4,245
Premises and equipment                     3,393                                 3,367
Other                                      6,909                                 7,931
Less:  Allowance for credit losses        (7,304)                               (4,173)
                                         -------                               -------
Total non-interest-earning assets         20,537                                22,735
                                         -------                               ------
Total assets                            $624,443                              $548,347
                                      ===========                          ============


Interest-bearing liabilities
Deposits
   Regular savings & NOW                 $59,834        $475        1.59 %     $56,669        $421        1.49 %
   Super savings & money market           94,713       1,498        3.16       110,931       1,556        2.81
   Time                                  239,609       6,484        5.41       210,218       5,588        5.32
                                        --------      ------                  --------      ------
   Total deposits                        394,156       8,457        4.29       377,818       7,565        4.00
Borrowings                               146,780       4,278        5.83       101,650       3,013        5.93
Mortgage escrow deposits                   3,688          51        2.77         3,396          48        2.83
                                          ------         ---                    ------         ---
 Total interest-bearing liabilities      544,624      12,786        4.70  %    482,864      10,626        4.40 %
                                        --------     -------       -----      --------     -------

Non-interest-bearing liabilities
Non-interest-bearing deposits             26,497                                19,589
Other liabilities                          2,505                                 1,501
                                          ------                                 -----
 Total non-interest-bearing               29,002                                21,090
                                         -------                                ------
liabilities

Shareholders' equity                      50,817                                44,393
                                         -------                                ------

 Total liabilities & shareholders'      $624,443                              $548,347
equity
                                      ===========                          ============

Net interest-earning assets
and interest rate spread                 $59,282                    2.59  %    $42,748                    2.84  %
                                                                   -----                                 -----
                                      ===========                          ============

Net interest income & net yield on
average interest-earning assets                       $9,238        3.06 %                  $8,411        3.20 %
                                                  ===========  ==========                ==========   =========


Rate / Volume Analysis

The following table presents the changes in interest and dividend income and the changes in interest expense attributable to changes in interest rates or changes in volume of interest-bearing assets and interest-bearing liabilities during the first six months of 1997 and 1996. Changes which are attributable to both rate and volume have been allocated proportionately.


TABLE 4
                         Six Months Ended June 30, 1997
                          Compared to Six Months Ended
                                  June 30, 1996



                                       RATE               VOLUME           NET
                                                      ($ thousands)      CHANGE
INTEREST INCOME:

Loans receivable                        $76               $2,112         $2,188
Mortgage-backed securities              242                 (526)          (284)
Short term investments                   30                  186            216
Investment securities                    94                  773            867
                                        ---                 ----            ---

Total                                   442                2,545          2,987
                                       ----               ------          -----


INTEREST EXPENSE:

Deposits
   Savings & NOW                        (30)                 (24)           (54)
   Super savings & money                  0                   58             58
market
   Time                                (102)                (794)          (896)
                                      -----                -----          -----
Total deposits                         (132)                (760)          (892)

Borrowings                               52               (1,317)        (1,265)
Mortgage escrow deposits                  1                   (4)            (3)
                                         --                  ---             ---

Total                                   (79)              (2,081)        (2,160)
                                       ----              -------         -------

NET INTEREST INCOME                    $363                 $464           $827
                                ============       ==============   ============



Provision for Credit Losses
---------------------------

There was no provision for credit losses for the six months ended June 30, 1997 compared to $805,000 for the comparable period in 1996. The balance in the allowance for credit losses account as of June 30, 1997 was $6.9 million providing 81.6% coverage of non-performing loans and 1.6% of total loans. In comparison, the allowance for credit losses account balance at June 30, 1996 was $4.2 million providing a coverage ratio of 40.3% of non-performing loans and 1.0% of total loans.

Although there was no provision for credit losses for the six months ended June 30, 1997, it is management's opinion that the allowance for credit losses is adequate based upon its review of the asset mix, the level of delinquencies, reduced levels of chargeoff, significant levels of recoveries, and the higher coverage of nonperforming loans.


Non-Interest Income
-------------------

Non-Interest income consists of service charges and fees, fees derived from servicing of loans, net realized gains on sale of securities, as well as fees derived from the Bank's Trust Department and since the acquisition of Fairfield First Bank and Trust in July 1996, credit card fees.

Non-Interest income for the six months ended June 30, 1997 and 1996 was $2.1 million and $1.8 million, respectively. Fees generated by the newly acquired Credit Card Department, combined with higher "core" business fees such as customer service, accounts for most of the increase. The most significant component of non-interest income for the six months ended June 30, 1996 was gains on security sales, primarily the result of the sale of the Bank's investment in Hometown Bancorporation.


Non-Interest Expense
--------------------

Non-Interest expense is comprised of general and administrative expenses incurred in managing the business of the Bank and costs associated with managing and selling OREO properties.

Non-interest expense was $7.7 million for the six months ended June 30, 1997 compared to $7.0 million for the same period in 1996.

The table that follows indicates the elements of non-interest expense including OREO related expense which is directly related to the level of non-performing assets.

NON-INTEREST EXPENSE                      Six months ended:
--------------------                      -----------------
                                               June 30,
                                           1997       1996
                                           ----       ----
                                           (in thousands)

Compensation                             $2,712     $2,552
Employee benefits                           995        901
Occupancy, Equipment & Data Processing    1,320      1,092
Regulatory assessments                       28          6
Marketing                                   264        315
Goodwill amortization                       162       ----
Legal & professional                        371        297
Office supplies                             291        317
Credit card expense                         545       ----
Insurance                                   104        122
Other                                     1,016        712
                                          -----      -----
      Total operating expense             7,808      6,314
                                          -----      -----

Net OREO holding costs & expenses            98        214
Sale of OREO, (gains) losses, net          (208)       492
Provision for estimated OREO losses        ----       ----
                                          -----     ------
      Total OREO related expense           (110)       706
                                          -----     ------
Total non-interest expense               $7,698     $7,020


Operating expenses increased $1.5 million to $7.8 million for the six months ended June 30, 1997 from $6.3 million for the comparable period last year. Of the total increase, approximately $700,000 was attributable to amortization of goodwill and expenses relating to the Credit Card Department , both of which were new items in 1997. Additionally, increases in compensation and benefits, occupancy, equipment and data processing were attributable to higher volume levels of business in 1997 as compared to 1996.

Partially offsetting the increase in the operating component of non-interest expense, OREO related expenses declined substantially to a net revenue of $110,000 from a net expense of $706,000 for the six months ended June 30, 1997 and 1996, respectively. Reduced levels of holding costs and expenses as the OREO portfolio declined coupled with gains on sales of OREO properties accounted for the overall improvement.

Provision for Income Taxes
--------------------------

The current provision for income taxes during the six months ended June 30, 1997 represents estimated taxes owed based on taxable earnings subject to taxation at a combined state and federal rate of approximately 40%. The provision for income taxes for the six months ended June 30, 1996 represented estimated minimum state income tax requirements as both federal and state tax liabilities were offset by loss carryforwards. As of December 31, 1996, the Bank recognized the deferred tax benefits of all of its available net operating loss carryforards.

                          FINANCIAL CONDITION


General
-------

Total assets were $663.7 million as of June 30, 1997 compared to $589.6 million as of December 31, 1996, representing an increase of $74.1 million. Total loans, net of allowance for loan losses, were $443.1 million, an increase of $32.3 million from the $410.8 million as of December 31, 1996. Total deposits were $435.0 million compared to $423.3 million, an increase of $11.7 million from December 31, 1996. Shareholders' equity as of June 30, 1997 was $51.9 million compared to $49.4 million at December 31, 1996. The tier one leverage capital ratio was 7.8% as of June 30, 1997 and 7.9% at December 31, 1996.



Investment Securities
---------------------

Total securities amounted to $185.0 million and $140.1 million as of June 30, 1997 and December 31, 1996, respectively. The $44.9 million increase represented the net effect of sales of lower yielding securities, monthly amortization (pay-downs) of the mortgage backed securities portfolio and purchases of approximately $100 million of various investments, primarily callable preferred stocks that convert in approximately 4-1/2 years to adjustable rates and provide for tax effective yield protection.

During the first six months of 1997, the Bank, through continued use of wholesale leverage, purchased government agency callable bonds and mortgage backed securities using FHLB borrowings, generating pre-tax income spreads between 110 and 140 basis points. (See the section on Federal Home Loan Bank Advances to address the trend in longer term advances.)

The Bank continued to purchase mortgage backed securities as a supplement to the mortgage lending program.

In total, security gains for the first six months of 1997 were $186,000 compared to $761,000 for the comparable period in 1996. In April 1996, the Bank liquidated its investment in Hometown Bancorporation, which accounted for $627,000 of last year's total gains for the first six months.

The following table presents a summary of the investments and other securities portfolios as of June 30, 1997 and December 31, 1996, fair values and unrealized gains and losses as of those dates.

TABLE 5

                                  INVESTMENT & OTHER SECURITIES

($ thousands)
                                  June 30, 1997
                                     -------------------------------------------------------------
                                      Amortized      Unrealized                        Fair
                                        Cost           Holding        Losses          Value
                                                        Gains
                                     ------------ ------------------------------ -----------------
      Available for Sale
      ------------------
U.S. Government & Federal
      Agency Obligations                $61,223           $71          $414         $60,880
Mortgage Backed Securities               84,771           466           217          85,020
Equity Securities                        36,313           598             0          36,911
                                        -------          ----            --          ------
      Total Available for Sale         $182,307        $1,135          $631        $182,811
                                      =========       =======         =====        ========

      Trading
      -------
Equity Securities                        $2,348            $0         ($194)         $2,154
                                        =======           ===        ======          ======




                                December 31, 1996
                                     -------------------------------------------------------------
                                      Amortized      Unrealized                        Fair
                                        Cost           Holding        Losses          Value
                                                        Gains
                                     ------------ ------------------------------ -----------------

      Available for Sale
U.S. Government & Federal
      Agency Obligations                $42,436          $145          $461         $42,120
Mortgage Backed Securities               92,443           382           372          92,453
Equity Securities                         2,110           138            12           2,236
                                         ------          ----           ---           -----
      Total Available for Sale         $136,989          $665          $845        $136,809
                                      =========          ====         =====        ========

      Trading
Equity Securities                        $3,353           $46          $107          $3,292
                                        =======          ====         =====          ======

Loans
-----

Total loans, before reductions for deferred credits, fees and the allowance for credit losses amounted to $450.8 million, representing a $32.0 million or 7.6% increase over the December 31, 1996 level of $418.8 million. Demand for new residential mortgage loans continued at a good pace for the first six months of the year. The Bank continues to focus on residential loans with emphasis on adjustable rate products as its primary lending vehicle. As indicated by the following table, more than 81% of NSS's loan portfolio is in first mortgage residential loans, with 64.1% of the portfolio in adjustable rate first mortgage loans.

Consumer loans declined approximately $2.7 million from December 31, 1996 primarily due to the fact that the portfolio of automobile leases which had been generated on an indirect basis was repurchased by the originating company.

There were no significant sales or securitizations during the first six months of 1997; however, in conjunction with its current strategic plan, the Bank entered into a $10 million forward sale commitment with the Federal Home Loan Mortgage Corporation (Freddie Mac) of which $5 million was satisfied in July 1997.

TABLE 6


                                                  LOAN PORTFOLIO
                                                   ($ thousands)

                                                   June 30, 1997                 December 31, 1996
                                                   -------------                 -----------------
   Real Estate Loans
           1 to 4 family adjustable rate                  $288,736    64.1%                  $257,459         61.5%
           1 to 4 family fixed rate                         78,259    17.4%                    77,160         18.4%
           Multi-family                                      6,699     1.5%                     7,450          1.8%
           Commercial                                       46,874    10.4%                    46,272         11.0%
           Home equity lines of credit                       7,353     1.6%                     7,127          1.7%
           Home improvement &
              second mortgages                               2,842     0.6%                     2,568          0.6%
           Land                                                804     0.2%                       828          0.2%
           Construction                                      2,573     0.6%                     1,227          0.3%
              Total Real Estate Loans                      434,140    96.4%                   400,091         95.5%

   Commercial Loans                                          8,988     2.0%                     8,425          2.0%

   Consumer Loans
           Passbook                                          1,570     0.3%                     1,510          0.4%
           Automobile loans                                  2,449     0.5%                     2,619          0.6%
           Automobile leases                                     0     0.0%                     3,149          0.8%
           Credit cards                                        973     0.2%                       991          0.2%
           All other                                         2,635     0.6%                     2,033          0.5%
              Total Consumer Loans                           7,627     1.6%                    10,302          2.5%
   Total Loans, gross                                      450,755     100%                   418,818          100%
           Deferred fees & credits                            (714)                              (718)

                                                           450,041                            418,100
   Allowance for Credit Losses                              (6,911)                            (7,334)
   Total Loans, net                                       $443,130                           $410,766



Non-Performing Assets / Asset Quality
-------------------------------------

The Bank's level of non-performing assets stood at $9.0 million or 1.35% of assets as of June 30, 1997 compared to $12.5 million or 2.0% of assets as of March 31, 1997. The $3.5 million decrease in non-performing assets was primarily attributable to sales of two non-performing loans (amounting to $1.5 million), appropriate collection efforts, and the improved economy in the Bank's market area.

Sales of nine OREO properties amounted to a reduction of $985,000 in the carrying value of OREO during the first six months of 1997.

There were no troubled debt restructures included in non-performing loans as of June 30, 1997 or December 31, 1996.

The allowance for credit losses amounted to $6.9 million at June 30, 1997, representing coverage of 81.6% of non-performing loans compared to $7.3 million as of December 31, 1996, representing coverage of 70.2% of non-performing loans.

Through its credit rating system, the Bank has identified $12.3 million of watchlist loans at June 30, 1997 compared to $8.5 million at December 31, 1996. The increase was essentially attributable to one commercial real estate loan of approximately $2.5 million, which the borrowers subsequently brought current in July.

Details of the Bank's asset quality are shown in the analysis provided by the table on the following page.

TABLE  7
                                                   ASSET QUALITY

($ thousands)                                      AT JUNE 30,                           AT DECEMBER 31,
                                             -------------------------        ---------------------------------------
                                                1997          1996               1996          1995         1994
Non-performing assets
Non-accrual loans                                $8,468       $10,367            $10,441       $12,598       $9,489
Restructured loans                                  ---           ---                ---           472          487
                                             -----------   -----------        -----------   -----------  -----------

   Total non-performing loans                     8,468        10,367             10,441        13,070        9,976
                                             -----------   -----------        -----------   -----------  -----------

Foreclosed assets                                   485         2,533                858         4,267       11,622
Allowance for estimated OREO losses                 ---           ---                ---           ---         (802)
                                             -----------   -----------        -----------   -----------  -----------
   Total OREO                                       485         2,533                858         4,267       10,820
                                             -----------   -----------        -----------   -----------  -----------

Total non-performing assets                      $8,953       $12,900            $11,299       $17,337      $20,796
                                             ===========   ===========        ===========   ===========  ===========


Allowance for credit losses

Balance at beginning of year                     $7,334        $4,170             $4,170        $4,827       $2,532
Provision for credit losses                         ---           805              4,415         1,005        3,790
Addition to the reserve through goodwill            ---           ---              1,000           ---          ---
Charge-offs                                        (892)         (812)            (2,488)       (1,799)      (1,589)
Recoveries                                          469            14                237           137           94
                                                   ----           ---               ----          ----           --
   Net Charge-offs                                 (423)         (798)            (2,251)       (1,662)      (1,495)
                                                   -----         -----            -------       -------      -------
Balance at end of period                         $6,911        $4,177             $7,334        $4,170       $4,827
                                                 =======       =======            =======       =======      ======



Allowance for estimated OREO losses

Balance at beginning of period                       $0            $0                 $0          $802         $194
Provision for estimated OREO losses                 ---           ---               $459           460        2,894
Charge-offs                                         ---           ---              ($459)       (1,262)      (2,286)
                                                                                  ------       -------      -------
Balance at end of period                            $0            $0                 $0            $0         $802
                                                    ===           ===                ===           ===        ====


Loans receivable, net
   End of period                                443,130       407,692            410,766       355,796      284,885
   Average                                      422,106       373,861            403,207       313,072      265,581

Assets, end of period                           663,668       609,522            589,589       515,267      464,901


Ratios

   Allowance for credit losses to total           1.56%         1.01%              1.79%         1.17%        1.69%
loans
   Net charge-offs to average loans               0.10%         0.19%              0.56%         0.53%        0.56%
   Non-performing loans to total loans            1.91%         2.51%              2.54%         3.67%        3.50%
   Non-performing assets to total assets          1.35%         2.12%              1.92%         3.36%        4.47%
   Allowance for credit losses to
   non-performing loans                          81.61%        40.29%             70.24%        31.91%       48.39%


Deposits
--------

Total deposits as of June 30, 1997 were $435.0 million compared to $423.3 million as of December 31, 1996, representing an increase of $11.7 million or 2.7%. In terms of deposit mix, non interest bearing accounts as well as savings and NOW account gains more than offset the decline in money market certificate accounts. These accounts when opened are less than one year to maturity. The customer who is inclined to open a certificate of deposit has recently been inclined to extend maturities to two and two and a half year time frames as a result of special rates offered by the Bank. The Bank continues to focus on the total business deposit relationship. The Bank's goal is to attract small business customers and capture the majority of the business banking relationships through its commercial lending function. The Bank continues to aggressively seek time deposits and all other types of consumer deposits, but the best product to stimulate the Bank's net interest margin is the non-interest bearing checking account. The Bank does not solicit nor does it accept brokered deposits.

The following table presents a summary of deposits as of June 30, 1997 and December 31, 1996.

TABLE 8
                                              Deposits
-----------------------------------------------------------------------------------------------------

                                              June 30, 1997                  December 31, 1996
                                                               ($ thousands)
Demand deposits                                $30,514         7.0%            $22,479          5.3%
Savings
       Regular savings                          29,709         6.8%             28,096          6.6%
       Super savings                            48,148        11.1%             45,404         10.7%
       NOW                                      35,095         8.1%             30,262          7.1%
       Money market                             47,173        10.8%             47,957         11.3%
       Escrow deposits                           4,927         1.1%              4,965          1.2%
Certificates
       Certificate accounts                    202,935        46.7%            197,204         46.6%
       Money market
          certificates                          36,530         8.4%             46,923         11.1%
                                               -------         ----           -------         -----

       Total Deposits                         $435,031       100.0%           $423,290        100.0%
                                             =========       ======          =========        ======


Federal Home Loan Bank of Boston, Advances and Other Borrowings
---------------------------------------------------------------

The Bank continues to utilize the FHLB as an alternative source of funds to the traditional deposit account relationship. As of June 30, 1997, borrowings from the FHLB amounted to $134.9 million at a weighted average rate of 5.83% and a weighted average maturity of 1.2 years compared to $82.2 million at a weighted average rate of 5.78% and a weighted average maturity of 1.3 years as of December 31, 1996. In addition to borrowing from the FHLB, the Bank utilizes the "REPO" market from time to time. There was $39.7 million outstanding in securities sold under agreements to repurchase as of June 30, 1997 at a weighted average rate of 5.88% and a weighted average maturity of 1.8 years. The comparable data as of December 31, 1996 was $31.4 million at 5.73% for approximately one year.


Shareholders' Equity
--------------------

The Bank's Shareholders' equity at June 30, 1997 was $51.9 million compared to $49.4 million as of December 31, 1996. The Tier 1 leverage capital ratios were 7.8% and 7.9% at June 30, 1997 and December 31, 1996, respectively.

The following table indicates required and actual levels of regulatory capital as of June 30, 1997 and December 31, 1996.


                                        Required                Actual
                                        --------        -----------------------
                                                        June 30,      Dec. 31,
                                                          1997          1996
                                                        -------       --------

Tier 1 risk-based capital..................4.0%           13.9%         15.7%
Total risk-based capital...................8.0%           15.3%         17.0%
Tier 1 leverage capital....................4.0%-5.0%       7.8%          7.9%



Asset and Liability Management
------------------------------

In accordance with the Asset and Liability Management policy of Norwalk Savings Society, senior management postures the Bank towards an acceptable level of interest rate risk in turn producing a stable net interest income in ever changing interest rate environments. On a continual basis, at its monthly asset and liability committee meeting and more frequently, if necessary, the level of interest-earning assets is monitored and measured in relation to interest-bearing liabilities, utilizing the "gap" schedule (Exhibit A) in conjunction with other supporting documents and systems providing relevant information. Certain assumptions are made during this process, and the applicable assumptions to the gap schedule are indicated at the bottom of the page at Exhibit A. These assumptions may or may not be indicative of future withdrawals of deposits or loan repayments.


Liquidity and Capital Resources
-------------------------------

Liquidity is the ability of the Bank to meet its cash flow requirements arising from fluctuations in loans, securities, deposits, and other borrowings. At June 30, 1997, the Bank's primary liquidity consisting of cash, cash equivalents and marketable securities (with maturities of one year or less) was $49.4 million or 7.4% of total assets, compared to $30.6 million or 5.2% of total assets at December 31, 1996.

The Bank's primary source of funds is deposits and other borrowings, primarily from the FHLB. The Bank monitors its liquidity in accordance with policy guidelines established by the Asset and Liability Management Policy and regulatory standards, administered by the Asset and Liability Management Committee of the Bank.

As of June 30, 1997, the Bank had approved loan commitments outstanding for one- to four-family loans of $9.3 million. In addition, there was $7.5 million available unused credit under the home equity line of credit facility and $0.9 million available unused credit under the overdraft protection credit line facility. The unadvanced portion of residential construction loans amounted to $1.7 million as of June 30, 1997. There was $1.7 million in approved loan commitments in the Commercial Lending Department as of June 30, 1997 , $2.3 in unused lines of credit, and $0.7 million in commercial letters of credit. There was $1.3 million available unused credit in the credit card program.

Management believes that the Bank's liquidity position is currently adequate to meet normal operating needs. To meet unexpected demands, the Bank maintains a line of credit with the FHLB. At June 30, 1997, this line of credit was $10.3 million of which no amount was outstanding.

Management also believes that the Bank's capital position is currently adequate to meet anticipated growth and does not currently have plans to raise capital from external sources in the near future.


Market Price of Common Stock
----------------------------

Norwalk Savings Society trades on the (NASDAQ) National Market under the symbol "NSSY". The following table sets forth the high/low price range of "NSSY" common stock as reported by NASDAQ and dividends declared for the periods indicated:

                       1997                       1996
                       High     Low      Dividend      High    Low    Dividend
                       -------------------------------------------------------

First Quarter        $26.25    $22.94      $.05      $22.00    $18.75     --
Second Quarter       $31.00    $23.00      $.10       22.25     17.94    $.05
Third Quarter                                         23.13     20.88     .05
Fourth Quarter                                        24.88     22.75     .05

                                     NORWALK SAVINGS SOCIETY
                                              (Registrant)


Date: August 12, 1997
                                        By_/s/Robert T. Judson____________
                                          Robert T. Judson
                                          President & CEO


Date: August 12, 1997
                                        By_/s/Marcus I. Braverman_________
                                          Marcus I. Braverman
                                          Senior Vice President
                                           Treasurer & CFO



















(0697MDA)

0697gap                                                                                                            EXHIBIT A
                                                                                                                   ---------
The following table presents the Interest Rate Risk Exposure  ("GAP") as of June
30, 1997.

                                                                                                      Repricing
                                                                                   Repricing          after one         Repricing
                                                      Total       Percent of         within           and within           over
                                                      amount        total           one year          five years        five years
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Loans (1)
     1 to 4 family first liens                       $363,873        54.83%          $269,918            $20,090           $73,865
     All other                                         78,414        11.82%            42,886             22,346            13,182
Securities
     Governments & agencies                            60,880         9.17%                 0                  0            60,880
     Mortgage-backed securities (1)                    85,020        12.81%            15,696             16,362            52,962
     Equity securities / FHLB stock                    43,161         6.50%             2,613             33,700             6,848
Short term investments                                  5,675         0.86%             5,675
-----------------------------------------------------------------------------------------------------------------------------------
Total rate sensitive assets                           637,023        95.99%          $336,788            $92,498          $207,737
-----------------------------------------------------------------------------------------------------------------------------------
Cumulative rate sensitive assets                                                     $336,788           $429,286          $637,023
-----------------------------------------------------------------------------------------------------------------------------------
Other assets (2)                                       26,645         4.01%
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                          663,668       100.00%
------------------------------------------------------------------------------------------------------------------------------------


Liabilities and shareholders'equity
Deposits
     Savings                                           29,709         4.48%            29,709
     Super savings                                     48,148         7.25%            48,148
     NOW                                               35,095         5.29%            35,095
     Money market                                      47,173         7.11%            47,173
     Escrow                                             4,927         0.74%             4,927
     Certificates                                     239,465        36.08%           152,224             87,241
-----------------------------------------------------------------------------------------------------------------------------------
Total deposits                                        404,517        60.95%           317,276             87,241
-----------------------------------------------------------------------------------------------------------------------------------
Borrowings                                            174,986        26.37%           127,666             45,899             1,421
-----------------------------------------------------------------------------------------------------------------------------------
Total rate sensitive liabilities                      579,503        87.32%           444,942            133,140             1,421
-----------------------------------------------------------------------------------------------------------------------------------
Cumulative rate sensitive liabilities                                                $444,942           $578,082          $579,503
-----------------------------------------------------------------------------------------------------------------------------------
Other liabilities                                      32,255         4.86%
Shareholders' equity                                   51,910         7.82%
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities & shareholders' equity              663,668       100.00%
-----------------------------------------------------------------------------------------------------------------------------------
Net position of assets (liabilities)                                                 (108,154)           (40,642)          206,316
-----------------------------------------------------------------------------------------------------------------------------------
Adjustments (3), (4)                                                                ($125,111)           $63,547           $61,564
-----------------------------------------------------------------------------------------------------------------------------------
Adjusted GAP                                                                          $16,957          ($104,189)         $144,752
-----------------------------------------------------------------------------------------------------------------------------------
Cumulative repricing difference (cummulative Gap)                                     $16,957           ($87,232)          $57,520
-----------------------------------------------------------------------------------------------------------------------------------

Cumulative GAP to total assets                                                          2.56%            -13.14%             8.67%
-----------------------------------------------------------------------------------------------------------------------------------

Note:
(1) Included in the one year period are regularly scheduled monthly payments to be received on Loans and Mortgage-backed securities.
(2) Not included above, as interest rate sensitive are $8.5 million in non-accruing loans and $0.5 million in OREO property. (3) 95% of savings and NOW accounts were reclassified to the over five year period. (4) Money market and super savings were divided 1/3, 2/3, respectively in each of the first two periods.


                                       33